January 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Southern Missouri Bancorp, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-4

(SEC File No. 333-261450)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern Missouri Bancorp, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Thursday, January 6, 2022, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Martin Meyrowitz of Silver Freedman Taff & Tiernan, LLP, the registrant’s legal counsel, at (202) 295-4527.

Very truly yours,

Southern Missouri Bancorp, Inc.

/s/ Greg Steffens

Greg Steffens

President and Chief Executive Officer